Exhibit 21.1

Subsidiaries of the Registrant

1.	The Company’s wholly owned subsidiary, Chance High International Limited, a British Virgin Islands company (“Chance High”);
2.	Chance High’s wholly owned subsidiary, Yantai Shencaojishi Pharmaceuticals Co., Ltd., a PRC company (“WFOE”);
3.	Chance High’s wholly owned subsidiary, Yantai Nirui Pharmaceutical Co., Ltd., a PRC company (“WFOE II”);
4.	the WFOE’s variable interest entity, Yantai Bohai Pharmaceuticals Group Co., Ltd., a PRC company (“Bohai”), which is the Company’s initial operating subsidiary; and
5.
WFOE II’s wholly owned subsidiary, Yantai Tianzheng Pharmaceutical Co., Ltd., a PRC company (“Yantai Tianzheng”), which the Company acquired in August 2011 and is the Company’s second operating subsidiary.